                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                  Schedule 13G


                    Under the Securities Exchange Act of 1934
                               (Amendment No. 17)*



                        Circle International Group, Inc.
                   (formerly known as The Harper Group, Inc.)
     ______________________________________________________________________
                                (Name of Issuer)


                                  Common Stock
     ______________________________________________________________________
                          (Title of Class of Securities)


                                   172574-10-5
     ______________________________________________________________________
                                 (CUSIP Number)


Check the following if a fee is being paid with this statement . (A fee is not required only if the filing person (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that action of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
                      (Continued on the following page(s))

                                Page 1 of 5 Pages

CUSIP No. 172574-10-5                                       Page 2 of 5 Pages


                                       13G

1.        NAME OF REPORTING PERSON
          SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON.

          Ray C. Robinson, Jr. and Craig Howard Robinson, Trustees per
          Paragraph 12.01 of the Ray and Jo Robinson Trust dated April 14, 1989. S.S. ####-##-####

2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                        (a)_________
                                        (b)_________

3.        SEC USE ONLY


4.        CITIZENSHIP OR PLACE OF ORGANIZATION
          United States

          NUMBER OF                5.   SOLE VOTING POWER
          SHARES


          BENEFICIALLY             6.   SHARED VOTING POWER
          OWNED BY                      1,687,997 (co-trustees have
                                        joint power).

          EACH                     7.   SOLE DISPOSITIVE POWER
          REPORTING

          PERSON WITH              8.   SHARED DISPOSITIVE POWER
                                        1,687,997 (co-trustees have
                                        joint power).


9.        AGGREGATE AMOUNT BENEFICALLY OWNED BY EACH REPORTING PERSON
          1,687,997

10.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*


11.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
          9.85%

12.       TYPE OF REPORTING PERSON*
          -OO-

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.  172574-10-5                                      Page 3 of 5 Pages

                                       13G

Item 1(a)           Name of Issuer:
                              Circle International Group, Inc.


Item 1(b)           Address of Issuer's Principal Executive Offices:
                              260 Townsend Street
                              San Francisco, California  94107


Item 2(a)           Name of Person Filing:
                              Ray Robinson, Jr. and Craig Howard Robinson,
                              Trustees per Paragraph 12.01 of the Ray and Jo Robinson Trust dated April 14, 1989.


Item 2(b)           Address of Principal Business Office:
                              3520 Eagle Point Road
                              Lafayette, California  94549


Item 2(c)           Citizenship:
                              United States


Item 2(d)           Title of Class of Securities:
                              Common Stock

Item 2(e)           CUSIP Number:
                              172574-10-5

Item 3              Rule 13d-1(b) or 13d-2(b):
                              Inapplicable

Item 4              Ownership
                              (a)  Amount Beneficially Owned:    1,687,997
                              (b)  Percent of Class              9.85%

CUSIP No. 172574-10-5                                       Page 4 of 5 Pages

                                      13G


                              (c)  Number of Shares Which such Person Has:

                                   (i)       sole power to vote or to direct
                                             the vote:
                                   (ii)      shared power to vote or to direct
                                             the vote:
                                             1,687,997 (co-trustees have joint
                                             power).
                                   (iii)     sole power to dispose or to direct
                                             the disposition of:
                                   (iv)      shared power to dispose or to
                                             direct the disposition of:
                                             9.85% (co-trustees have joint
                                             power).

Item 5              Ownership of Five Percent or Less of a Class:
                         Inapplicable

Item 6              Ownership of More than Five Percent on Behalf of Another
                    Person:
                         Inapplicable

Item 7 Identification and Classification of the Subsidiary which Acquired the Security Being

                         Reported on By the Parent Holding Company.

Item 8              Identification and Classification of Members of the Group:
                         Inapplicable

Item 9              Notice of Disposition of Group:
                         Inapplicable

Item 10             Certification:
                         Inapplicable

CUSIP No.  172574-10-5                                        Page 5 of 5 Pages

                                       13G

Signature:

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 8, 1999
Date



/s/ Ray C. Robinson, Jr.
Ray C. Robinson, Jr.
Trustee per Paragraph 12.01 of
the Ray and Jo Robinson Trust
dated April 14, 1989